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                              September 23, 2020

       Neill P. Reynolds
       Chief Financial Officer
       CREE, INC.
       4600 Silicon Drive
       Durham, NC 27703

                                                        Re: CREE, INC.
                                                            Form 10-K for the
Fiscal Year Ended June 28, 2020
                                                            Filed August 19,
2020
                                                            File No. 000-21154

       Dear Mr. Reynolds:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 28, 2020

       Consolidated Statements of Cash Flows, page 51

   1. When using the indirect method in future filings, please revise the Operating activities section of the
statement to begin the reconciliation to net cash flows provided by (used in)
                                                        operating activities
with net income (loss) for the periods instead of net income
                                                        (loss) from continuing
operations. Refer to ASC 230-10-45-28.

       Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
       Investments, page 55

   2. Tell us how your policy of reporting Available-for-Sale equity securities at fair value with unrealized gains or
losses excluded from earnings and reported as a separate component of
                                                        shareholders    equity
is consistent with the guidance in ASC 321-10-35. Please tell us the amount of any such
unrealized holding gains or losses reported in shareholders' equity as
 Neill P. Reynolds
CREE, INC.
September 23, 2020
Page 2
         of June 28, 2020. Revise your future filings to reflect your compliance with the guidance in ASC 321.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Martin James,
Senior Advisor, at 202-551-3671 with any questions.



FirstName LastNameNeill P. Reynolds                          Sincerely,
Comapany NameCREE, INC.
                                                             Division of
Corporation Finance
September 23, 2020 Page 2                                    Office of
Manufacturing
FirstName LastName